May 10, 1999

Mr. Robert Menges
President
Cirexx Corporation
3391 Keller Street
Santa Clara, CA 95054

RE:     LETTER OF INTENT

Dear Mr. Menges:

In accordance with our discussions of May 6, 1999, I am submitting this letter to you as an expression of our Agreement-In-Principle to form a joint venture or limited liability partnership to exploit the Nanopierce Connection System ("NCS") of Nanopierce Technologies, Inc. through and in conjunction with the contributions of Cirexx Corporation.

We propose the following as the substantive terms of a definitive agreement between Nanopierce Technologies, Inc. and Cirexx Corporation.

1.     Parties.  Nanopierce Technologies, Inc., a Nevada Corporation, and Cirexx
- --     --------
Corporation, a California Corporation.

2.     Legal Entity.  A joint venture organized under the laws of the State of
- --     -------------
California or, if more suitable, upon advice of counsel, a limited liability partnership organized under the laws of the State of California. The latter type of organization is our preference.

3.     Principal Offices.  The principal offices of the venture would be 3391
- --     ------------------
Keller Street, Santa Clara, CA 95054, telephone: 408-988-3980.  We think it
- --
important that the principal offices be located in Silicon Valley.
- --

4.     Managing Partner.  Cirexx Corporation would be the Managing Partner of
- --     -----------------
the venture.
- --

5.     Ownership.  The ownership of the venture would be equal between the
- --     ----------
parties with all rights being equal, without exception.
- --

6.     Business Purpose.  The business purpose of the venture shall be the
- --     -----------------
commercial exploitation of NCS in all applications, approved in writing by the
- --
partners, in all markets currently served by Cirexx Corporation or in the future developed by Cirexx Corporation.

7.     Contributions.  Nanopierce Technologies, Inc. shall provide the venture
- --     --------------
with such rights to the intellectual property and know-how relating to NCS and with such assistance as is necessary, essential or appropriate to effect the intents and purposes of the venture and to promote the commercial application of

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NCS to the services and products of the venture.  Subject to Paragraph 9, Cirexx
Corporation shall provide property, plant, equipment, personnel and such support at its facilities, as may be required to promote the commercial application of NCS to the services and products of the venture. Each party shall initially bear their own costs.

8.     Exclusivity.  The venture shall have exclusive rights to use and license
- --     ------------
NCS for all applications, which have been jointly approved by written instrument, by the partners in all markets currently served by Cirexx Corporation or in the future developed by Cirexx Corporation.

9.     Contractual Exclusivity.  Cirexx Corporation shall have contractual
- --     ------------------------
exclusivity by a way of a first right of refusal, to render such services to the
- --
venture, as shall be approved by the parties and required to commercially exploit NCS. Cirexx Corporation shall provide such services, at its cost, plus an agreed premium with the intent being to maximize the profitability of the venture.

10.     Term.  The initial term of the venture shall be five (5) years, unless
- ---     -----
earlier terminated, in writing by the partners.

11.     Business Plan.  Nanopierce Technologies, Inc. and Cirexx Corporation
- ---     --------------
shall agree upon a Business Plan to exploit the commercial opportunity of NCS
- ---
utilizing the marketing strength and customer base of Cirexx Corporation.
- --

12.     Publicity.  Nanopierce Technologies, Inc. is a publicly held corporation
- ---     ----------
required to promptly disseminate disclosure of material contracts and information relating to it. Cirexx Corporation agrees that upon execution of this letter, in form and content acceptable to both parties, that Nanopierce Technologies, Inc. may provide public disclosure of the formation of the joint venture with Cirexx Corporation. Cirexx Corporation shall likewise have the right to publicly disclose the venture to its customer base in such manner, as it deems appropriate. Nanopierce Technologies, Inc. and Cirexx Corporation shall jointly approve all public information relating to the formation and operation of the joint venture.

13. The initial efforts of the venture shall be directed to the Boeing Phantom Works Flex Circuit USAT30-203 Statement of Work and possible application of NCS to chip module substrate tapes in conjunction with the smart card business activities of Nanopierce Technologies, Inc.




















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If this proposal is acceptable to you, please indicate your approval and acceptance by counter-signing below. Obviously we welcome any comments, revisions, suggestions or changes you may propose for discussion. It would be our understanding that upon acceptance of this Letter of Intent/Agreement-In-Principle, both parties would then instruct their attorneys to prepare definitive documentation to implement this Agreement-In-Principle.

We look forward to your prompt response and the opportunity to pursue this promising business association.

Sincerely,

NANOPIERCE TECHNOLOGIES, INC.          Approved and Accepted this
                                   ____ day of May, 1999.

Paul H. Metzinger
President & Chief Executive Officer               CIREXX CORPORATION

Cc:     Dr. Herbert J. Neuhaus

                                   By:  ________________________
                                        Roger Menges, President













































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